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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 5

                             -----------------------

                         THE ELDER-BEERMAN STORES CORP.
                                (Name of Issuer)

                     THE ELDER-BEERMAN STORES CORP. (ISSUER)
 (Name of Filing Person (identifying status as Offeror, Issuer or Other Person))

                         COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                    284470101
                      (CUSIP Number of Class of Securities)

                             -----------------------

                                 Scott J. Davido
               Executive Vice President--Chief Financial Officer,
                             Treasurer and Secretary
                         The Elder-Beerman Stores Corp.
                                3155 El-Bee Road
                               Dayton, Ohio 45439
                                 (937) 296-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                             -----------------------

                                    Copy to:
                                 Lyle G. Ganske
                           Jones, Day, Reavis & Pogue
                                   North Point
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

                             -----------------------


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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

     Amount Previously Paid:                       Filing Party:
                             -------------------                ----------------
     Form or Registration No.:                     Date Filed:
                               -----------------              ------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
     results of the tender   offer:   [X]



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         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 8, 2000 (the "Schedule TO") by The Elder-Beerman Stores Corp., an Ohio corporation. The Schedule TO relates to the offer by Elder-Beerman Stores to purchase up to 3,333,333 shares of its outstanding common stock, without par value, including the preferred share purchase rights (the "Shares"), at a purchase price not in excess of $6.00 nor less than $4.50 per Share, net to the seller in cash, without interest, as specified by the shareholders tendering their Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 (the "Offer to Purchase"), and in the related letter of transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

         The Offer to Purchase, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(A), is hereby amended as follows. The information set forth in the Offer to Purchase and the related letter of transmittal is incorporated in this Schedule TO by reference.

         ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO, as amended, is hereby amended and supplemented by adding the following language:

         The tender offer expired at 12:00 midnight, New York City time, on Thursday October 5, 2000. Elder-Beerman accepted for payment a total of 3,462,363 shares at a purchase price of $5.00 per share. As of October 5, 2000, Elder-Beerman had 14,899,689 shares outstanding. Following the purchase of shares in the offer, Elder-Beerman will have approximately 11,437,326 shares outstanding.

         ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO, as amended, is hereby amended and supplemented by adding the following language:

         On October 12, 2000, Elder-Beerman issued a press release announcing the final results of the offer, a copy of which is filed as Exhibit (a)(5)(E) hereto.

         ITEM 12. EXHIBITS.

*(a)(1)(A)    Offer to Purchase, dated September 8, 2000
*(a)(1)(B)    Letter of Transmittal
*(a)(1)(C)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
*(a)(1)(D)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees
*(a)(1)(E)    Notice of Guaranteed Delivery
*(a)(1)(F)    Guidelines of the Internal Revenue Service for Certification of
              Taxpayer Identification Number on Substitute Form W-9
*(a)(1)(G)    Form of Letter to Participants in The Elder-Beerman Stores Corp.
              Financial Partnership Plan
*(a)(2)-(4)   Not applicable
*(a)(5)(A)    Press release issued by Elder-Beerman on August 29, 2000
*(a)(5)(B)    Press release issued by Elder-Beerman on September 8, 2000
*(a)(5)(C)    Press release issued by Elder-Beerman on October 6, 2000
*(a)(5)(D)    Press release issued by Elder-Beerman on October 9, 2000
 (a)(5)(E)    Press release issued by Elder-Beerman on October 12, 2000


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*(b)(1)       Amended and Restated Credit Agreement, dated as of May 19, 2000, among The Elder-Beerman Stores Corp., as Borrower and the Lenders Party Thereto, Citibank, N.A., as Issuer and Citicorp USA, Inc., as Agent and Swing Loan Bank (previously filed on June 13, 2000 as
              Exhibit 10(e) to Elder-Beerman's Form 10-Q for the quarterly period ended April 29, 2000 and incorporated herein by reference)
(g)           Not applicable
(h)           Not applicable

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*previously filed


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 12, 2000             THE ELDER-BEERMAN STORES CORP.



                                      By:  /s/ Scott J. Davido
                                           ------------------------------------
                                          Name:  Scott J. Davido
                                          Title:  Executive Vice President --
                                          Chief Financial Officer, Treasurer and
                                          Secretary


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                                  EXHIBIT INDEX

*(a)(1)(A)    Offer to Purchase, dated September 8, 2000
*(a)(1)(B)    Letter of Transmittal
*(a)(1)(C)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees
*(a)(1)(D)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees
*(a)(1)(E)    Notice of Guaranteed Delivery
*(a)(1)(F)    Guidelines of the Internal Revenue Service for Certification of
              Taxpayer Identification Number on Substitute Form W-9
*(a)(1)(G)    Form of Letter to Participants in The Elder-Beerman Stores Corp.
              Financial Partnership Plan
*(a)(2)-(4)   Not applicable
*(a)(5)(A)    Press release issued by Elder-Beerman on August 29, 2000
*(a)(5)(B)    Press release issued by Elder-Beerman on September 8, 2000
*(a)(5)(C)    Press release issued by Elder-Beerman on October 6, 2000
*(a)(5)(D)    Press release issued by Elder-Beerman on October 9, 2000
 (a)(5)(E)    Press release issued by Elder-Beerman on October 12, 2000
*(b)(1)       Amended and Restated Credit Agreement, dated as of May 19, 2000, among The Elder-Beerman Stores Corp., as Borrower and the Lenders
              Party Thereto, Citibank, N.A., as Issuer and Citicorp USA, Inc., as Agent and Swing Loan Bank (previously filed on June 13, 2000 as
              Exhibit 10(e) to Elder-Beerman's Form 10-Q for the quarterly period ended April 29, 2000 and incorporated herein by reference)
(g)           Not applicable
(h)           Not applicable

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*previously filed